Suite 906 – 1112 West Pender Street V ancouver, BC Canada V6E 2S1 Tel: 604/681-8600 Fax: 604/681-8799 e-mail “firstpoint@firstpointminerals.com” TSX Venture Exchange: FPX

FOR IMMEDIATE RELEASE	May 26th, 2004

First Point Completes Shallow Drilling on Four Zones at Rio Luna,
Deeper Drilling has commenced.

Dr. Peter M.D. Bradshaw, P.Eng, Executive Chairman of First Point Minerals Corp. (TSXV : FPX) is pleased to announce that the near surface drilling on all four initial surface targets on the Rio Luna gold project in Nicaragua is now complete, and positive results have been obtained from each zone. The previously unreleased results from Santa Rita and all the results from the El Rodeo targets are listed below. All four of these drill targets at Rio Luna were initially drill tested to shallow depth to confirm the continuity of the vein with depth, width, strike and dip of each zone and to establish grade in the most cost effective manner, in order to establish a priority for deeper (and more costly) drilling. The holes drilled for all four zones have still only tested approximately 1 kilometer of the known 8.8 kilometers of mineralized vein structures.

In the Santa Rita area, drill hole DD-RL-14 returned 8.3 grams/tonne (g/t) gold over 0.2 meters. This intersection is located close to trench TR-0 that assayed 21.1 g/t gold over 2 meters. In the same area, previously announced hole DD-RL-9 returned 19.0 g/t gold over 1.3 meters within a broader interval of 6.8 g/t over 3.8 meters.

Three out of five drill holes drilled at El Rodeo intersected the mineralized structure. The significant width of mineralization, 21.32 meters of 0.72 g/t gold intersected in drill hole DD-RL-15 warrants follow up drilling of this target area.

SIGNIFICANT DRILL RESULTS, SANTA RITA TARGET, RIO LUNA
HOLE #	FROM	TO	METERS	Au g/t
DD-RL-13	45.07	45.72	0.65	0.32
DD-RL-14	34.9	35.1	0.2	*8.29
SIGNIFICANT DRILL RESULTS, El RODEO TARGET, RIO LUNA
HOLE #	FROM	TO	METERS	Au g/t
DD-RL-15	36.43	57.75	*21.32	0.72*
DD-RL-16			Insignificant
DD-RL-17			Insignificant
DD-RL-18	36.59	37.64	1.05	0.91
DD-RL-19	35.12	38.47	3.35	0.48

*Note. Numbers in bold are greater than a mechanized mining width or the current grade at El Limon gold mine in Nicaragua (Northern Miner, March 2004).

In the recently completed shallow drilling program, twelve drill holes tested the main El Paraiso vein system and three out of twelve reported ore grade gold intersections across significant widths. All twelve holes intersected the main mineralized structure and returned anomalous gold values associated with mineralized and altered structures.

The initial 2000-meter drill program at Rio Luna has been expanded and additional drilling will continue after the heavy rain period has ended, which typically occurs in July.

Currently both deeper and step-out holes are being drilled at Balsamo East to be followed by deeper drilling at Balsamo weather permitting. As previously announced at Balsamo DD-RL-3 intersected 19.4 g/t gold over 2.6 meters, and at Balsamo East DD-RL-8 intersected 1.1 g/t over 13.4 meters. All gold intersections are associated with strong quartz veins, breccias and stockwork zones. Based on the quartz texture and geochemistry, management believes that higher grades will be encountered at depth.

The Qualified Person responsible for this release is Dr. Peter M.D. Bradshaw, P.Eng. Further assays are pending and will be released as received.

First Point Minerals Corp. is a Canadian precious metal exploration and development company focusing its activities in the Americas. For more information please view: www.firstpointminerals.com or phone Ran Davidson, Director of Investor Relations at (604) 681-8600 or toll free at 1-866-FPM-8601.

ON BEHALF OF THE BOARD OF DIRECTORS

“Peter Bradshaw”

Peter M. D. Bradshaw, Executive Chairman

The TSX Venture Exchange has not reviewed, nor accepts responsibility for the adequacy or accuracy of this news release.